SUB-ITEM 77I


                       TERMS OF NEW OR AMENDED SECURITIES

                                AIM EQUITY FUNDS


Effective February 28, 2002, AIM Equity Funds established the Institutional Class for the following funds: AIM Aggressive Growth Fund, AIM Blue Chip Fund and AIM Capital Development Fund. The Institutional Class is sold at net asset value, without a sales load. Redemptions are processed at net asset value, also without a sales load. Institutional Class shares of each Fund may be redeemed at their net asset value at the option of the shareholder. Shares of the Institutional Class of each Fund have equal rights and privileges. Each share of a particular class is entitled to one vote, to participate equally in dividends and distributions declared by the Board of Trustees with respect to the class of such Fund and, upon liquidation of the Fund, to participate proportionately in the net assets of the Fund allocable to such class remaining after satisfaction of outstanding liabilities of the Fund allocable to such class. Each Fund's shares are fully paid, non-assessable and fully transferable when issued and have no preemptive rights. Fractional shares have proportionately the same rights, including voting rights, as are provided for a full share. Shareholders of the Funds do not have cumulative voting rights. Under Delaware law, shareholders of a Delaware business trust shall be entitled to the same limitations of liability extended to shareholders of private for-profit corporations, however, there is a remote possibility that shareholders could, under certain circumstances, be held liable for the obligations of the Trust to the extent the courts of another state which does not recognize such limited liability were to apply the laws of such state to a controversy involving such obligations. However, the Trust's Agreement and Declaration of Trust disclaims shareholder liability for acts or obligations of the Trust and requires that notice of such disclaimer be given in each agreement, obligation or instrument entered into or executed by the Trust or the trustees to all parties, and each party thereto must expressly waive all rights of action directly against shareholders of the Trust. The Trust's Agreement and Declaration of Trust provides for indemnification out of the property of a Fund for all losses and expenses of any shareholders of such Fund held liable on account of being or having been a shareholder. Thus, the risk of a shareholder incurring financial loss due to shareholder liability is limited to circumstances in which a Fund would be unable to meet its obligations and wherein the complaining party was held not to be bound by the disclaimer.